ADVISORY FEE AGREEMENT

This ADVISORY FEE AGREEMENT is made as of the 13th day of August, 2021, between Bahl & Gaynor, Inc. (“Sub-Adviser”) and Advisors Asset Management, Inc. (“Adviser”). WHEREAS, ETF Series Solutions (“Trust”) is an open-end management investment company registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (“1940 Act”);
WHEREAS, the Trust filed an amendment to its registration statement on May 7, 2021 to register the AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF (SMIG);
WHEREAS, Adviser intends to serve as investment adviser to the AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF (the “Fund” or “SMIG”);
WHEREAS, the Adviser and the Sub-Adviser entered into the Investment Sub-Advisory Agreement dated August 13, 2021 (“Sub-Advisory Agreement”), pursuant to which Sub-Adviser manages all of the securities and other assets of the Fund subject to the supervision and oversight of the Adviser and the Trust’s Board of Trustees; and
WHEREAS, Sub-Adviser provides continuous and regular supervisory management services to its clients under discretionary and non-discretionary investment advisory agreements with the Sub-Adviser (“B&G House Clients”) and such clients maintain accounts with the Sub-Adviser that, from time to time, may own shares of the Fund (“BG House ETF Assets”).
ACCORDINGLY, in consideration of the mutual covenants contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to the following:
1.Fee Arrangement. With respect to BG House ETF Assets only, in lieu of the sub-advisory fee specified in Section 5 of the Sub-Advisory Agreement, the Adviser shall pay to Sub-Adviser an amount equal to:
(a)The management fee rate the Adviser is paid on the assets of the Fund multiplied by the daily average net asset value of BG House ETF Assets, minus
(b)The Fund’s total administration, accounting, transfer agency, custody, distributor and Rule 24f-2 costs, fees or expenses paid by the Adviser pursuant to Section 6 of the investment advisory agreement between Adviser and the Trust plus
(c)The amounts referenced in Section 1(b) calculated as if the Fund’s average daily average net asset value was reduced by the daily average net asset value of the BG House ETF Assets.
2.Reporting. In order to effectuate the calculation of the amounts detailed in Section (1) of this Agreement, Sub-Adviser will provide to Adviser no later than the 5th business day of each calendar month a report detailing the average daily net asset value of BG House ETF Assets for the preceding month. Adviser will provide to Sub-Advisor no later than the 15th business day of each calendar month a report that clearly details the calculation of the fee arrangement described in Section (1) of this Agreement, including a detailed schedule of all amounts included in the calculation described in Section 1.b and 1.c of this Agreement.
3.Payments. Payments shall be calculated on a monthly basis, due and payable, in arrears within a reasonable time after the end of each calendar month.
4.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles; provided, however, that nothing herein shall be construed as being inconsistent with the 1940 Act.

5.Confidentiality. Subject to the duty of the Adviser and Trust to comply with applicable law and regulation, including any demand or request of any regulatory, governmental or tax authority having jurisdiction, the parties acknowledge and agree that all information provided to the Adviser by the Sub-Adviser with regard to BG House Clients and BG House ETF Assets shall be deemed proprietary and confidential information of the Sub-Adviser, and that the Adviser shall use that information solely in the performance of its duties and obligations under this Agreement and shall take reasonable steps to safeguard the confidentiality of that information.
6.Entire Agreement. This Agreement together with the Sub-Advisory Agreement embody the entire agreement and understanding between the parties hereto, and supersede all prior agreements and understandings relating to this Agreement’s subject matter.
7.Termination. This Agreement will remain in effect as long as the Adviser continues to serve as the investment adviser to the Fund; however, it may be terminated at an earlier time by mutual agreement of the parties. Termination of the Sub-Advisory Agreement will not affect the Adviser’s obligation to pay the agreed upon fees specified in Section 1 of this Agreement.
8.Amendment and Assignment. This Agreement may be amended only by written agreement of the Adviser and the Sub-Adviser, and only in accordance with the provisions of the 1940 Act and the rules and regulations promulgated thereunder. This Agreement shall terminate automatically and immediately in the event of its assignment. As used in this Section 8, the term “assignment” shall have the respective meanings set forth in the 1940 Act and the rules and regulations thereunder, subject to such exceptions as may be granted by the U.S. Securities and Exchange Commission under the 1940 Act.
9.Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Advisors Asset Management, Inc. By: /s/ Jeff Opie Name: Jeff Opie Title: EVP, Chief Financial Officer
BAHL & GAYNOR, INC. By: /s/ William F. Bahl Name: William F. Bahl Title: Chairman